UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

Nutrithority LLC

Legal status of issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Kansas

    Date of organization:

    October 7, 2013

Physical address of issuer:

2014 N Crooked Pine St, Wichita, KS 67230

Website of issuer:

https://nutrithority.com/

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 5% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Non-Voting Membership Units

Target number of securities to be offered:
500

Price (or method for determining price):
100

Target offering amount:
$50,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$500,000

Deadline to reach the target offering amount:
April 30, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	234,603	383,989
Cash & Cash Equivalents	37,604	130,767
Accounts Receivable:	0	0
Short-term Debt:	8,709	54,948
Long-term Debt:	0	0
Revenues/Sales	1,340,830	1,516,424
Cost of Goods Sold:	917,869	837,116
Taxes Paid:	6,335	1,765
Net Income:	-103,146	49,482

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis

or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the health supplement industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the health supplement industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the health supplement industry;
- growth of, and risks inherent in, the health supplement industry in the USA;

- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our products;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Nutrithority LLC shall include any joint venture in which Nutrithority LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Nutrithority LLC.

"Company " means Nutrithority LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Nutrithority LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Non-Voting Membership Units of Nutrithority LLC.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
Nutrithority LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously

failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jared Ragsdale   **Dates of Board Service:** October 2013

Position: CEO

As the CEO of Nutrithority, Jared Ragsdale brings extensive knowledge and hands-on experience in the supplement industry, management, and customer engagement. His responsibilities encompass a broad range of critical functions, including but not limited to:

● Overseeing day-to-day operations, financials, and inventory management.
● Leading product development and marketing strategies.
● Managing and directing the operational team.

Business Experience:

● Co-founder and key operational figure in Lean Kitchen Wichita. (Jan 2008 - Present)
● Store Manager at Supplement Giant, handling comprehensive store management tasks, gaining profound insights from customer interactions, and conducting personal research pivotal for Nutrithority's future operations. (Jan 2008 - Present)
● Founder of 316FIT, an online coaching platform, demonstrating his versatility and commitment to health and fitness. (Jul 2012 - Present)

Name: Wayne Ragsdale   **Dates of Board Service:** October 2013

Position: Senior Advisor and Financial Strategist

Wayne Ragsdale, the patriarch of the Ragsdale entrepreneurial ventures, has been instrumental
in the foundational development and sustained growth of several family-run businesses.
Business Experience:
● Founder of Home Fitness, which evolved into Supplement Giant, a chain of 11

successful retail locations. (Jan 2008 - Present)

● Vital role in financial oversight, legal matters, and high-level decision-making across all

family businesses, including Nutrithority and Lean Kitchen (Jan 2008 - Present).

● Leveraged decades of industry experience to contribute to the strategic launch and management of Lean Kitchen Wichita.

Name: Jason Ragsdale   **Dates of Board Service:** October 2013

Position: Senior Operations Manager Kansas

Jason Ragsdale's management acumen is demonstrated in his dual leadership roles.
Business Experience:
● District Manager for Supplement Giant's Wichita locations, ensuring operational success

and consistency across the stores. (Jan 2008 - Present)

● Co-founder of Lean Kitchen Wichita. Integral role in Lean Kitchen's operations at a strategic level, contributing significantly to its current market standing. (Jan 2008 - Present)

Name: Ryan Ragsdale   **Dates of Board Service:** October 2013

Position: Senior Operations Manager Colorado

Ryan Ragsdale has been pivotal in geographic market expansion and operational management.

● Hands-on management of financial aspects, lease agreements, and overall market growth strategy in Colorado.

● Demonstrated a strong commitment to company success through direct oversight and

strategic planning for expansion.
Business Experience:
● Initiated and managed Supplement Giant's successful expansion into Colorado, overseeing the growth to 8 locations in the region. (Jan 2008 - Present)

OFFICERS:
5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jared Ragsdale   **Dates of Board Service:** October 2013

Position: CEO

As the CEO of Nutrithority, Jared Ragsdale brings extensive knowledge and hands-on experience in the supplement industry, management, and customer engagement. His responsibilities encompass a broad range of critical functions, including but not limited to:

● Overseeing day-to-day operations, financials, and inventory management.
● Leading product development and marketing strategies.
● Managing and directing the operational team.

Business Experience:

● Co-founder and key operational figure in Lean Kitchen Wichita. (Jan 2008 - Present)
● Store Manager at Supplement Giant, handling comprehensive store management tasks, gaining profound insights from customer interactions, and conducting personal research pivotal for Nutrithority's future operations. (Jan 2008 - Present)
● Founder of 316FIT, an online coaching platform, demonstrating his versatility and commitment to health and fitness. (Jul 2012 - Present)

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Jared Ragsdale	2,500 Voting Membership Units	25%
Wayne Ragsdale	2,500 Voting Membership Units	25%
Jason Ragsdale	2,500 Voting Membership Units	25%
Ryan Ragsdale	2,500 Voting Membership Units	25%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities.

If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$50,000**	**$500,000**
Less: Offering Expenses		
Portal Fee	$2,500	$25,000
Net Proceeds	**$47,500**	**$475,000**
Sales Expenses	$10,000	$30,000
Marketing	$10,000	$30,000
New Product Development	$20,000	$200,000
Staff Hiring	$0	$150,000
Professional Fees	$1,500	$5,000
Working Capital	$6,000	$60,000

Net Proceeds: After deducting the portal fees ($2,500 for the target amount and $25,000 for the maximum amount), the net proceeds amount to $47,500 and $475,000 respectively.

Sales Expenses: These funds will be allocated to strengthen the sales team and resources. This includes training, sales tools, and possibly expanding the sales force to increase market penetration.

Marketing: Investment in marketing efforts is crucial for brand awareness and demand generation. This will cover digital marketing, advertising campaigns, and promotional events aimed at increasing customer acquisition and retention.

New Product Development: A significant portion of the funds will be used for research and development of new products to diversify the product line and stay competitive in the market. This includes prototype development, testing, and market analysis.

Staff Hiring: With the maximum offering amount, there is a plan to hire additional staff to support expanded operations and new projects. This could include new roles in product development, marketing, and sales departments.

Professional Fees: These funds will be allocated towards legal, accounting, and consulting fees to ensure compliance with regulatory requirements and to support business growth with expert advice.

Working Capital: This allocation will provide liquidity to cover day-to-day operational costs such as rent, utilities, and inventory management. It ensures the business can maintain operations smoothly without financial strain.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

    a. when the minimum funding target is met prior to the Original Deadline and;

    b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days

and;

      c. the Issuer chooses to end the offering earlier than the Original Deadline and;

      d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

Investors should be aware of the followings:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment;

---

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the

issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

Rolling Close

If the Target Offering Amount is reached before the Offering Deadline, the issuer may conduct a rolling close, in which the issuer will withdraw all or part of the funds raised while keeping the Offering open until the offering deadline. If the issuer decides to conduct a rolling close, Mr. Crowd will notify investors by email at least 5 business days before the rolling close date. These investors can cancel their investment commitment before the 48-hour period prior to the rolling close date. These investors who have cancelled their investment commitments will receive a refund of their original investments. If these investors do not cancel their investments, their investments will become final at the rolling close date and investors will not be able to cancel or change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Minimum Target	$50,000 USD

Maximum Target	**$500,000** USD
Pre-money Valuation	**$7,000,000** USD
Equity Offered	**0.71% - 6.67%**
Securities Type	**Non-Voting Membership Units**
Regulation	**Regulation CF**
Closing Date	**30 Apr 2026**

Unit Price $100.00

Units Offered
500 - 5,000

14. Do the securities offered have voting rights?
No

15. Are there any limitations on any voting or other rights identified above?
No

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that

the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Voting Membership Units	100,000	10,000	Yes	NO
Non-Voting Membership Units	700,000	0	NO	NO

Voting Rights:

Voting Membership Units: Each holder is entitled to one vote per unit on matters submitted to a vote of members.
Non-Voting Membership Units: Holders have no voting rights.

Economic Interest:
The economic interest of each Non-Voting Membership Unit is one-seventh (1/7) of the economic interest of one unit of Voting Membership Units.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**
Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**
Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The principal shareholders identified in Question 6 above have the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Non-Voting Membership Units, have no voting rights over the affairs of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Important Disclaimer:
As the Issuer is a company lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used

in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Non-Voting Membership Units

Overview:

Nutrithority LLC is a health supplement startup specializing in dietary supplements. As a seed-stage company, it operates in a dynamic and competitive market, providing a range of products to meet the growing demand for health and wellness solutions.

Financial Overview and Projected Revenue in 2024:

- 2022 Annual Sales: $1.8 million (Net Profit: $29,430)
- 2023 Annual Sales: $1.5 million (Net Profit: $43,048)
- 2024 Projected Revenue: $2.5 million (Growth attributed to increased sales and marketing efforts in 2024)

Price-to-Sales (P/S) Ratio:

The P/S ratio is a key metric used to assess the company's valuation in relation to its annual sales. For Nutrithority LLC, a conservative P/S ratio of 2.5-3.5 will be applied, considering its status as a seed-stage startup in the dietary supplements sector.

Valuation Calculation:

- Implied Valuation (Low End): $6,250,000 = 2.5 x $2,500,000
- Implied Valuation (High End): $8,750,000 = 3.5 x $2,500,000

Implied Valuation Range:

Based on the P/S ratio method, the implied valuation for Nutrithority LLC is estimated to be in the range of $6.25 to $8.75 million.

It's important to note that the calculations provided are based on assumptions and industry benchmarks and should not be considered a definitive valuation. We strongly advise engaging financial experts and industry advisors for a comprehensive valuation process. A more detailed market analysis and the application of additional valuation methods are crucial for obtaining a more accurate assessment. Furthermore, acquiring precise financial projections for future years is essential to enhance the accuracy of the valuation. However, decisions and adjustments to these calculations are subject to the arbitrary discretion of the board of directors.

Factors Influencing the P/S Ratio:

The P/S ratio of 2.5-3.5 considers several factors:

- **Product Differentiation:** Nutrithority LLC's product offerings in the dietary supplements sector contribute to its valuation.
- **Market Opportunity:** The valuation considers the size and growth potential of the dietary supplements market. Nutrithority's ability to capture market share and address consumer needs impacts its valuation.

- **Management Team:** The expertise and vision of Nutrithority LLC's management team play a crucial role in investor confidence, positively influencing the company's growth prospects.

- **Financial Performance:** The positive net profit of Nutrithority LLC is a significant factor contributing to a higher valuation. Investors are likely to view the company favorably due to its ability to generate profits, indicating effective expense management and financial sustainability.
- **Risk Assessment:** Factors such as market competition, regulatory challenges, and industry uncertainties may influence the conservative nature of the P/S ratio.

While this valuation provides an approximate assessment of the company's market positioning and potential for growth within the specified market segment, investors should be aware that the figures presented are merely estimates based on current market conditions and represent subjective and arbitrary estimates by the board.

Non-Voting Per Membership Unit Valuation:
Considering the conservative P/S ratio of 2.5-3.5 for Nutrithority LLC in the dietary supplements sector, the estimated valuation stands at $6.25 to $8.75 million. Therefore, we choose a valuation of **$7 million** as the pre-money valuation for the whole company. Since the company has issued 10,000 Voting Membership Units, the valuation per Voting Membership Unit would be:
$7 million / 10,000 = $700
Since the economic interest of each Non-Voting Membership Unit is one-seventh (1/7) of the economic interest of one Voting Membership Unit, the valuation per Non-Voting Membership Unit, for the securities offered in this offering, would be:
$700 / 7 = **$100**

Methods for how the securities may be valued by the issuer in the future:
As Nutrithority LLC progresses and matures, the methods for valuing securities may evolve to provide a more nuanced and accurate representation of the company's financial health and potential. Two common valuation methods that can be considered as the company becomes more stable in income and cash flow are Price-to-Earnings (P/E) ratio and Discounted Cash Flow (DCF) analysis.

Price-to-Earnings (P/E) Ratio is a relevant metric for valuation as Nutrithority LLC establishes a more consistent earnings track record. The P/E ratio compares the company's stock price to its earnings per share (EPS), offering insight into the market's expectations for future earnings growth. Continuous monitoring and comparison of the P/E ratio with industry averages will help fine-tune the valuation as the company matures.

Discounted Cash Flow (DCF) Analysis becomes more applicable as Nutrithority LLC becomes predictable in generating cash flow. DCF estimates the present value of future cash flows, considering the time value of money. As the company grows, a DCF analysis provides a detailed insight into intrinsic value, accounting for the timing and risk associated with future cash flows. Engaging financial experts to determine an appropriate discount rate and conducting thorough due diligence will be essential for the accuracy of this valuation method.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Non-Voting Membership Units holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:
  a. **Additional Issuances of Securities**
     Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore

future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**
The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**
Although as Non-Voting Membership Units holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**
Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:
N/A

25. What other exempt offerings has the issuer conducted within the past three years?

Date of the Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds	Status
2024-05-14	Regulation Crowdfunding	Non-Voting Membership Units	$46,200	N/A (The offering is still ongoing, and the Issuer has not yet withdrawn any funds from escrow.)	Ongoing

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period,

including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

   a. **any director or officer of the issuer;**

   b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

   c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

   d. **any immediate family member of any of the foregoing persons.**

The Company has paid $104,702 and $143,571 to Jared Ragsdale as Guranteed Payment. Jared is Partner of R4 Ventures LLC the parent company of Nutrithority LLC.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes, the issuer is a health supplement retailer and was formed in October 2013.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operations

Revenue and Gross Profit
In 2024, Nutrithority LLC reported sales totaling **$1,340,830**, down from **$1,516,424** in 2023. Gross profit also declined to **$422,961** from **$679,308** in the prior year. This

reduction in both top-line revenue and gross profit indicates pressure on the company's core sales performance and production cost control.

Cost of Goods Sold (COGS)

COGS increased to **$917,869** in 2024 compared to **$837,116** in 2023. Despite lower revenue, higher COGS suggests margin compression, possibly due to increased input costs or inefficiencies in procurement or supply chain.

Operating Expenses

Total operating expenses for 2024 were **$529,698**, a significant reduction from **$629,826** in 2023. Key categories such as **advertising & promotion** ($123,040 vs. $182,233), **guaranteed payments to director** ($91,218 vs. $104,702), and **payroll expenses** ($116,460 vs. $157,855) were all reduced. This reflects cost containment efforts amid revenue decline.

Operating and Net Profit

Nutrithority reported an operating loss of **$(106,736)** in 2024, reversing the **$49,482** operating profit in 2023. Including other income of **$3,590**, the net loss for 2024 stood at **$(103,146)**. This highlights a significant downturn in operational efficiency, driven by declining sales and rising production costs despite lower overhead.

Cash Flows

Operating Activities

Nutrithority posted a **net cash outflow of $(93,164)** from operating activities in 2024, down from a **positive cash flow of $84,449** in 2023.

- Net income turned negative at **$(103,146)**

- Inventory levels decreased by **$56,223**, freeing up some working capital

- Trade payables decreased by **$(46,240)**, reflecting possible earlier payments or reduced purchasing

This shift to negative operating cash flow signals potential liquidity stress and the need for careful working capital management.

Investing Activities

There were **no cash flows from investing activities** in 2024 or 2023, confirming a capital-light strategy without acquisitions or equipment purchases.

Financing Activities

There were **no financing inflows or outflows** in 2024, maintaining the company's status quo in terms of capital structure.

Overall Cash Position

The year-end cash balance was **$37,604**, sharply down from **$130,767** at the end of 2023. This substantial drop in liquidity could constrain short-term operations if not reversed.

Liquidity and Capital Resources

Liquidity Position

Nutrithority's liquidity position weakened in 2024:

- Cash and cash equivalents dropped by **$93,164** to **$37,604**
  Inventory levels were reduced to **$196,999** from **$253,222**, reflecting lower purchasing or sales performance

- Current liabilities decreased to **$8,709** from **$54,948**, improving the short-term liability profile

While the reduced liabilities ease pressure, the fall in cash poses risks if revenue continues to lag.

Capital Resources

- Net property, plant, and equipment remains at **$0**, reflecting a fully depreciated asset base and no capital investments

- The company's **members' equity** decreased to **$225,894** from **$329,041**, largely due to the year's net loss

- No capital contributions or distributions occurred in 2024

Future Financing and Sustainability

Nutrithority plans to fund its operations through **internal cash flows, current cash reserves, and proceeds from the ongoing offering**. The company is seeking a **minimum of $50,000** through this offering to stabilize liquidity and reinforce the balance sheet. Management believes current resources, including proceeds from the raise, will be sufficient to support operations for the next 12 months.

While the company anticipates revenue growth in the coming years, **past performance and cash flows are not indicative of future results**. Additional funding may be sought depending on new business opportunities or unforeseen developments.

Commitments

As of the issuance date of the financial statements (**February 16, 2025**), the company reported **no material commitments or contingencies**.

Future Financing and Sustainability

The Company expects to fund its operations and capital expenditure requirements through operating cash flows, cash and cash equivalents, proceeds from this offering, and credit facilities. We may seek additional funding through public or private equity offerings or debt financings; however, there can be no assurance that we will be able to secure such financing on acceptable terms, if at all.

New business developments or other unforeseen events may necessitate additional funding. There can be no assurances regarding business prospects with respect to any other opportunity. Any significant development would require us to obtain additional financing.

Although the Company anticipates revenue growth in the coming years, investors should be aware that historical results and cash flows may not be indicative of future performance.

The Company is seeking a minimum of $50,000 in this offering to improve liquidity and strengthen the balance sheet. However, receiving these funds, along with any additional funds, is not deemed essential for the business's viability over the next 12 months. We expect that the Company's available cash, along with the proceeds from the offering, will be sufficient to finance operations for the next 12 months.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security?
No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security?

No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
No

(B) engaging in the business of securities, insurance or banking?
No

(C) engaging in savings association or credit union activities?
No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

No

(ii) places limitations on the activities, functions or operations of such person?

No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?

No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

No

(ii) Section 5 of the Securities Act?

No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://nutrithority.com/

The issuer must continue to comply with the ongoing reporting requirements until:
   a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt

securities or any complete redemption of redeemable securities; or

e.   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Jared Ragsdale

_____
[Signature Code: qRCqdfYD9lpu2Nu0__mDN62qCckYVOj9pJ7xRLiTycO5CLb2erfTTO1_mHjymyKehO9bfFZ5X6IjYyHKQ8G2TKYa85UwlUI3QJo-DPNGh-ah5GcPJzqYFQ]

Jared Ragsdale
CEO
Nutrithority, LLC
Date: 28 Apr 2025

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Nutrithority Business Plan

Jared Ragsdale, Managing Partner Updated
October 24, 2023

Executive Summary

Our mission is to develop supplements that are not only of the highest quality to meet the demands of athletes and bodybuilders, but also easy to use and delicious for anyone to reach their fitness goals, regardless of age or lifestyle.

At Nutrithority, we are obsessed with quality – because we understand that a premium product has to be made from the best ingredients. If you want the best, then nothing less than the highest quality will do. Our products include only the best ingredients in our powerful yet safe formulations; that means no useless ingredients, toxins or fillers! Just fully dosed formulas, and cutting edge ingredients based on clinical research and customer feedback.

To help ensure our customers reach their goals, it's not enough for our products to merely have the right formula – they need to taste great too! We flavor each of our products to perfection with an individual touch, ensuring every single one is perfectly prepared so that you never get bored of your supplement choice.

Our family-run business is committed to never cutting corners, bending our standards, or compromising our ethics just to make a quick buck. We make sure everything we produce adheres to the highest standards of quality – and we sleep easy knowing that we are providing our customers with the best products on the market. We take pride in what we do, and go above and beyond to ensure you get only the absolute best from us – because it's just part of how we do things!

Founded: 2013
Headquarters: Wichita, KS
Founders: Jared Ragsdale, Jason Ragsdale, Ryan Ragsdale, Wayne Ragsdale

Business Description

Nutrithority was founded in 2013 on the principles of quality and transparency along with over 30 years of industry experience. The goal with Nutrithority has always been to provide effective, high quality formulations that taste great and are easy to use for our customers. Our product line is meticulously formulated to support goals in fat loss and muscle gain, as well as health and wellness, meeting the demand for high-end effective supplements.

Birthed out of retail, we were initially focused on the retail market. In 2016 we started working with other retailers, selling our products and establishing exclusive agreements with retail store owners. Over time we've seen the power and necessity of growing an online customer base that we can market directly to, communicate more effectively with, and make a higher percentage of profit for each sale. We continue to work with our retail partners in different ways, moving in to distribution channels, removing exclusive agreements, and focusing on increasing our sales in retail stores. We have moved a

large focus to our online presence - social media, paid marketing, website development, to connect with our customers on a more personal level and provide the level of service not found with other companies.

The post-covid era has been one of the most challenging for Nutrithority with drastic increases in cost of goods sold as well as transportation, while staying competitive in the marketplace with higher quality, more expensive products.

Nutrithority's target market is individuals between 25-45 in the United States. They're individuals looking to improve their health, gain muscle, and/or lose bodyfat. They are aware of supplements, may have used supplements in the past, and are interested in results for their effort. They value high quality products, great customer service, and doing business with a brand they can trust.

Trends to consider: The fitness and wellness market is seeing a consistent demand for transparent, high-quality products. Trust and results are key drivers of customer loyalty.

Competition: Major competitors include Ghost, Ryse, 1st Phorm, Alani Nu, Optimum Nutrition, Redcon 1. The market is saturated and brand differentiation is crucial.

Location:

Nutrithority operates out of 3550 N Comotara, Wichita KS. This is a 5000sq ft warehouse facility "flex space" with cheap rent to keep overhead low. This accommodates all of our needs to warehouse and fulfill our own products giving us more control over the process and a better chance to "wow" our customers.

Products or Services

Nutrithority offers a wide variety of high quality supplements to appeal to people from all walks of life, with a variety of goals. We have found that when someone trusts your brand, they tend to buy more products from that same brand.

Isothority - 9 Flavors - Whey Protein Isolate - Recovery, Weight Loss, Muscle Building
Amino Factor - 6 Flavors - Amino Acids - Recovery, Muscle Building
Creagon - 3 Flavors, 1 Unflavored, 1 Pill - Creatine - Recovery, Muscle Building
Greens Factor - 2 Flavors - Wellness - Digestive Health and Essential Nutrients
EAA Factor - 2 Flavors - Amino Acids - Recovery, Muscle Building
Whole Food Multivitamin and Mineral - Capsule - Wellness - Essential Nutrients
1.21GW - 4 Flavors - Pre-Workout - Workout Performance, Muscle Building
Mr. Fusion - 6 Flavors - Pre-Workout - Workout Performance, Muscle Building
Giant's Brew - 2 Flavors - Pre-Workout - Workout Performance, Muscle Building
Pump Capacitor - 3 Flavors - Pre-Workout - Workout Performance, Muscle Building
Mane Brain - Capsule - Performance Enhancement - Workout Performance, Recovery, Athletics
Joint Factor - Capsule - Wellness - Joint Health and Mobility

Singularity - Capsule - Testosterone Booster - Increased Testosterone, Recovery, Muscle Building

Testothority - Capsule - Testosterone Booster - Increased Testosterone, Recovery, Muscle Building

Yohimbine HCl - Capsule - Fat Loss - Weight Loss, Energy

Thermogenic Flux - Capsule - Fat Loss - Weight loss, Energy, Appetite Control, Focus

ThermoFlux AF - Capsule - Fat Loss - Weight loss, Energy, Appetite Control, Focus

Equilibrium - Capsule - Fat Loss - Reduce Stress, Weight Loss, Mood Enhancement

Thermite - Capsule - Fat Loss - Weight Loss

Pricing Strategy:

All prices are set in-line with competitors to stay aggressive even with higher quality products, more expensive products. Our products are pushing the higher end of pricing vs our competitors.

Wholesale: To wholesale we adjust our prices so that the customer can make as close to 50% profit as possible. Our goal is to maintain a minimum of 30% profit margin when selling wholesale.

Distribution: Our recent agreement with Sportlife Distribution is a straight 20% profit margin across the board.

Website: Our prices on our website are higher than our retail partners, but only by 10% or $5. We want our retail partners to maintain the lowest prices on our products, while incentivizing our website customers with better deals for being loyal.

Website customers generate an ongoing 10% discount through our loyalty program, have access to exclusive deals through our email and sms list, and take advantage of regular discount specials.

Amazon: Our Amazon pricing is kept in line with our website, if not going slightly higher. Our Isothority was kept $5 more expensive than our website to encourage customers to purchase directly from us.

Company Advantages:

Nutrithority has the following advantages compared to competitors:

Customer Service: We're here to build relationships with customers, and know that how we treat them is paramount for our future relationship. We stress quick response times, working with our customers, and going the extra mile to ensure they're satisfied.

Knowledge: With over 30 years of insider industry experience, we have a lot to offer our customers to help them reach their goals - more specifically we know how to help them cut through the bad information.

Email List: Jared writes a daily (5x per week) email to our email list (about 6500 consistent openers) offering 'infotaining' stories, advice, and recommendations for sales.

High Quality Ingredients & Fully Dosed Formulations: It doesn't just take high quality ingredients, but using those ingredients at their full potential with a large dose. Most companies are using a very small amount of the ingredients we are putting in every container. By combining unique ingredients at high doses, we're offering what many companies are unwilling to offer.

90-Day Return Policy: Our website offers a 90 day return policy so that our customers can feel confident in trying our products. If they don't like them, they can send them back to us for a full refund within 90 days. We have very few returns - less than .5% per month.

Delivery Experience: We strive to ship our orders ASAP - within 1 business day - with a hand-written note thanking them for their order. We also add complementary sample packets for them to try with each order to increase cross-sales.

Sales and Marketing

Market Strategies:

Our target audience is 25-45 fitness enthusiasts that want to look better, feel better, and perform better. They value hard work and consistency. They want the results of the dedicated fitness athlete - less body fat, more muscle, and a healthier body. They want to go 'all in' but at the same time value balance. "All work and no play makes Jack a dull boy" would be a way to describe the target audience. They are attracted to adventure, freedom, and fun.

Our goal is to appeal to this target audience as the high-quality, no BS experts that they enjoy doing business with. They should see our product offering as high quality, but down to earth. A mixture of authenticity and fun. Real products that will help them get real results. Demonstrating the tangible quality and taste differences of our products.

Our focus is on building trust and engagement with this target market, to build a long-term relationship that lasts for many years and is not a one-time purchase.

These customers can find our products at various gyms, retail locations, Amazon, and Nutrithority.com.

Sales Tactics:

We are utilizing influencer and affiliate relationships to increase sales and drive traffic and sales. We offer a first time order discount on our website of 10% off for signing up for our text messages. We offer stack items that are bundled and discounted for buying extra items. We also run sales every 6 weeks more aggressively across the website.

Sales to wholesale accounts are done through our in-house team. They will cold call, follow up, and build a relationship with a retail store. Sales are also done through Sportlife Distribution (a new partnership).

Marketing Plan:

Branding: The official brand message of Nutrithority is to Demand Excellence. Excellence from your products, and excellence from yourself. But excellence is not a one-size fits all approach. An excellent dad is (sometimes) different from an excellent businessman. To demand excellence we must define excellence for ourselves, and hold ourselves to that standard.

The Logo for Nutrithority is Black and Yellow, and homage to our roots in Wichita, Kansas (Wichita State Shockers). Yellow is not a common color in supplements, and helps our products to stand out.

Advertising:

We are utilizing paid advertising on Google PPC, Facebook and Instagram advertising. We strive with each ad to maintain a 2.0 ROAS or as close as possible. We are utilizing our sample packs - 9 flavors of Isothority - to let people try our products for a cheaper price ($9.99). This also brings them into our email list to build the relationship and cross-sell products.

Content Marketing: Excellence Academy is our informational platform. We have released two free courses: Know Your Macros, and The Beginner's Guide to Fat Loss. Each of these helps our customers to understand dieting and weight loss and utilize our suggestions for quick results. Of course, we are recommending Nutrithority products in these courses as well. In 2024 we will be releasing more content to help people reach their fitness goals. Our goal is to see the problems that are stopping our customers from working out, and to help them solve their problems and continue working out.

Email Marketing: Jared's private email list is our main source of email marketing. This consists of "infotainment" - to entertain and inform our customers to help them solve their own workout problems, and to sell other products or promote deals. This private email list is incredibly important for staying in contact with our customers, providing them something they want to read (short, entertaining, helpful), and building a long term relationship.

Social Media: We are on facebook, instagram, youtube, and tik tok. Instagram has been our main focus in the past, but we are expanding our social media reach drastically in 2023 and 2024.

In 2023 we launched The Nut Club Podcast to increase our reach, customer interaction, and content creation. The podcast clips will be repurposed into social media clips, even utilizing paid 'video view' campaigns on facebook to increase exposure of the brand. The ultimate goal to get customers to identify with us and get to know us through these video clips and podcast.

Fitness Events: We sponsor select bodybuilding shows and fitness events to gain further exposure with Nutrithority. Though we have found this to be hard to determine ROI.

Operations

Nutrithority products are produced in multiple contract manufacturing facilities across the United States. We formulate, design, and detail what we're looking for - and our contract manufacturers help us to flavor it and produce it. We use only GMP certified contract manufacturers in FDA inspected facilities.

Labels are produced directly by us with instruction and details from our contract manufacturers. Labels are produced with an in-house designer that handles all of our labels for a relatively cheap price.

All products are tested and third party tested for quality and contaminants. Upon receiving the products, every product is quarantined and tested separately by our staff to ensure consistency in quality and taste before shipping off to our customers.

Products are shipped to us from our contract manufacturer. Once received, they are quarantined and counted for accuracy. The products are then added to inventory according to FIFO.

Jon is our Operations Manager, and is in charge of maintaining inventory, tracking run rates, and ordering products with sufficient lead times to optimize our cash flow without running out of inventory.

Once a product is in stock in our warehouse, we ship it out ourselves. At busier times of the year we will have a part-time shipping associate to handle the volume of orders. At other times we utilize the staff on hand to get orders shipped in a timely manner.

All products are kept in inventory at our warehouse directly, and our inventory is done on a weekly basis to ensure we are keeping things up to date and not missing anything that needs to be ordered.

Every small parcel order we ship with USPS. It's cheaper, it's pretty quick, and the boxes are free. With the cost of boxes, we save nearly $1 with each small parcel shipment by utilizing USPS shipping.

For large parcel orders we ship with UPS or LTL freight shipping through a freight broker for our best pricing.

Appendix B - RISK FACTORS

Risks Relating to Our Business and Industry:

Market and Consumer Trends: Our success relies on accurately predicting and adapting to evolving market trends and consumer preferences. Changes in dietary habits, health fads, or shifts in consumer behavior may impact demand for our products.

Regulatory Compliance: Compliance with complex and evolving regulatory standards, including FDA guidelines, is vital. Any failure to meet these standards may result in legal consequences, product recalls, and reputational damage.

Intense Industry Competition: The nutritional supplement industry is highly competitive with numerous established and emerging players. Increased competition may lead to price wars, reduced profit margins, and challenges in gaining or maintaining market share.

Product Liability and Safety Concerns: As a provider of health-related products, we face the risk of product liability claims and safety concerns. Adverse health effects or contamination issues may lead to legal actions, reputational harm, and financial losses.

Supply Chain Disruptions: Our business is susceptible to disruptions in the supply chain, including but not limited to raw material shortages, transportation delays, or manufacturing issues. Such disruptions could affect product availability and financial performance.

Economic Downturns: Economic downturns or recessions may impact consumer spending on discretionary items, including nutritional supplements. Fluctuations in the economy could lead to reduced sales and financial challenges.

Intellectual Property Risks: Protecting our intellectual property, including formulations and branding, is critical for maintaining a competitive edge. Challenges or infringements to our intellectual property could harm our market position and profitability.

Dependency on Key Personnel: Our success is tied to the expertise and leadership of key individuals. The departure or incapacity of key personnel may negatively affect strategic decision-making and overall business operations.

Global Events and Pandemics: Unforeseen global events, natural disasters, or health pandemics can disrupt supply chains, influence consumer behavior, and create economic uncertainties. The aftermath of such events may adversely impact our business.

E-commerce and Online Presence: Our reliance on online platforms for sales exposes us to risks such as cyber-attacks, changes in e-commerce regulations, and disruptions to online operations. Any issues in the online space may affect revenue generation.

Quality Control and Product Recalls: Stringent quality control measures are essential to prevent product recalls and ensure the safety of our products. Any lapses in quality control may result in reputational damage, legal actions, and financial losses.

Dependency on Retail Partners: Our relationships with retail partners are critical for distribution. Changes in these relationships, retail industry challenges, or the closure of

key retail partners could impact our sales channels.

Impact of Social Media and Public Perception: Our brand image can be significantly influenced by social media and public perception. Negative reviews, social media backlash, or misinformation could harm our reputation and brand equity.

RISKS RELATING TO THE OFFERING AND OUR SHARES:

Regulatory Compliance: This Regulation Crowdfunding offering is subject to specific SEC regulations. Non-compliance with these regulations may result in legal consequences and affect the offering process.

Market Risks: The success of the offering depends on market conditions and investor interest. Economic downturns or unfavorable market trends may impact the offering's outcome.

Lack of Liquidity: Investments in Regulation Crowdfunding offerings may lack liquidity. Shareholders may face challenges selling their shares, and the market for such shares may be limited.

Valuation Risks: Determining the valuation of the shares can be subjective and may not accurately represent the true value. Investors should carefully assess the risks associated with the offered valuation.

Business-Specific Risks: Risks associated with our business model, industry trends, and competitive landscape may impact the future success of the company and, consequently, the value of the shares.

No Public Market for Shares: There is currently no public market for the company's shares, and it is uncertain whether a public market will develop in the future. Investors may experience difficulty selling or transferring their shares due to the absence of liquidity in the secondary market.

Valuation Challenges: The valuation of the company is determined based on various factors, including projections and assumptions. Investors should be aware of the inherent challenges in valuing early-stage companies, and the actual value of the shares may differ from the initial valuation.

Limited Information Disclosure: The company is subject to disclosure requirements under Regulation Crowdfunding. However, the level of information disclosed may be limited compared to publicly traded companies. Investors should be prepared for a potentially reduced level of transparency in assessing the business and its risks.

High Risk of Business Failure: Early-stage companies, like Nutrithority LLC, face a high risk of business failure. The success of the company is dependent on various factors,

including market acceptance, competition, and operational execution. Investors may lose their entire investment in the event of business failure.

Potential Dilution: Future capital raising efforts, including subsequent crowdfunding rounds or traditional financing, may result in the dilution of existing shareholders' ownership. This dilution could impact the value of the investment for current shareholders.

Limited Shareholder Rights: Investors participating in this Offering may have limited rights compared to traditional equity investments. Voting rights and governance influence may be restricted, potentially limiting the ability to influence corporate decisions.

Economic and Market Conditions: The success of Nutrithority LLC. is influenced by broader economic and market conditions. Economic downturns or unfavorable market trends could adversely impact the company's performance and the value of the investment.

No Assurance of Returns: Participation in the offering does not guarantee any return on investment. Investors should carefully assess the risks and rewards, considering the speculative nature of early-stage investments.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT

of

NUTRITHORITY LLC

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Nutrithority LLC, a company organized and existing under the laws of the

State of Kansas ("Nutrithority" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Nutrithority has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Non-Voting Membership Units of Nutrithority (the "Units") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of the Units.

1.1 Issue of the Units. Subject to the terms and conditions hereof, Nutrithority hereby issues to the Subscriber, and the Subscriber hereby subscribes from Nutrithority **[Shares Subscripted] Units**, at a Per Units Price equal to **$100.00** (the " Unit Price").

1.2 Subscription Price. The aggregate Subscription Price for the Units is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Nutrithority as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Units are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Units is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Nutrithority 10% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Units were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Units are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Units hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Nutrithority and such decision is based upon a review of the Form C which has been filed by Nutrithority with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Nutrithority in connection with the subscription of the Units hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Nutrithority;

c. the Subscriber acknowledges and accepts the fact that the owners of the Units are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of Nutrithority or the composition of its board of directors. The owners of the Units are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Nutrithority;

d. Nutrithority is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Nutrithority from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Nutrithority and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Nutrithority in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Nutrithority in connection therewith;

f. the Subscriber acknowledges that Nutrithority has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Subscription Agreement shall thereafter have no force or effect and Nutrithority shall return any previously paid subscription price of the Units, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions, and it is solely responsible (and Nutrithority is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Units hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

i. no documents in connection with the sale of the Units hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Units.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Nutrithority (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Units as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Units in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Nutrithority is speculative and involves certain risks, including the possible loss of the entire investment, and that the current valuation placed on Nutrithority is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Units and Nutrithority and depends on the advice of its legal and financial advisors and agrees that Nutrithority will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Units and Nutrithority; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Units;

(ii) that any person will refund the Subscription Price of any of the Units; or

(iii) as to the future price or value of any of the Units;

3.2 Representations and Warranties will be Relied Upon by Nutrithority. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Nutrithority and its legal counsel in determining the Subscriber's eligibility to subscribe the Units under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Units under applicable securities legislation. The Subscriber further agrees that by accepting the Units on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Units and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Units.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed

under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Nutrithority to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Apr 2026, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Kansas, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Nutrithority shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Jared Ragsdale

Name: Jared Ragsdale
Title: CEO
Nutrithority LLC

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

NUTRITHORITY LLC
Years Ended December 31, 2024 and 2023
With Independent Accountant's Review Report

NUTRITHORITY LLC

Financial Statements
Years Ended December 31, 2024 and 2023

Contents

1

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board of Directors
NUTRITHORITY LLC

I have reviewed the accompanying financial statements of NUTRITHORITY LLC, which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income,Statements of Changes in Stockholders' Equity, cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA

Philadelphia, Pennsylvania
Thursday, April 17, 2025

2

NUTRITHORITY LLC

Balance sheet (Unaudited)

		As on December 31,		
		2024		**2023**
Assets				
Current assets:				
Cash and Cash equivalents	$	37,604	$	130,767
Inventory in Hand	$	196,999	$	253,222
Total current assets	**$**	**234,603**	**$**	**383,989**
Fixed assets:				
Furniture		4,353		4,353
Total	$	**4,353**	$	**4,353**
Less : Accumulated Depreciation		(4,353)		(4,353)
Net Property, Plant and Equipment	**$**	**-**	**$**	**-**
Total Assets	**$**	**234,603**	**$**	**383,989**
Liabilities and Stockholders' Equity				
Current liabilities:				
Payroll Liabilities		1,534		4,460
Trade/Other payable		7,175		50,488
Total current liabilities	**$**	**8,709**	**$**	**54,948**
Total Liabilities	**$**	**8,709**	**$**	**54,948**
Stockholders' Fund				
Common Stock/Additional Paid in Capital		-		-
Retained Earnings		329,041		279,558
Profit/(Loss) for the Year		(103,146)		49,482
Total Stockholders' Fund	**$**	**225,894**	**$**	**329,041**
Total liabilities and stockholders' Fund	**$**	**234,603**	**$**	**383,989**

See Independent Accountant's Review Report

NUTRITHORITY LLC

Statement of Operation (Unaudited)

| | | For the year Ended December 31, | | |
		2024		2023
Sales		1,340,830	$	1,516,424
Total Revenue	$	**1,340,830**	$	**1,516,424**
Costs of Good Sold		845,827		725,698
Other Direct Cost		72,042		111,419
Total Cost of Goods Sold		**917,869**		**837,116**
Gross Profit	$	**422,961**	$	**679,308**
Expenses:				
Advertising & Promotion		123,040		182,233
Bank Charges		12,327		21,449
Commission		2,933		6,128
Computer & Internet		64,462		41,245
Dues and Consulting Fees		-		15,103
Graphic Design		6,242		6,266
Guaranteed Payment to Director		91,218		104,702
Insurance		46,640		39,355
Legal and Accounting		6,708		9,201
Office Supplies		4,772		5,824
PayPal Fee		3,597		1,265
Payroll expenses		116,460		157,855
Rent		39,261		32,334
Repairs & Maintenance		507		219
Sales Tax		6,335		1,765
Travel Expenses		2,152		1,530
Utilities		2,155		2,112
Other Expenses		889		1,240
Total operating expenses		**529,698**	$	**629,826**
Operating Profit	$	**(106,736)**	$	**49,482**
Other Income / (Expenses)				-
Other Income		3,590		-
Net Profit	$	**(103,146)**	$	**49,482**

See Independent Accountant's Review Report

NUTRITHORITY LLC

Statements of Changes in Stockholders' Equity (Unaudited)

	Common Stock/Additional Paid in Capital	Retained Earnings/(Deficit)	Total Shareholders Fund
Balance at December 31, 2022	282,138	(2,580)	279,558
Additional Paid in Capital/(Capital Distribution)	-	-	-
Less: Net Profit/(Loss)	-	49,482	49,482
Balance at December 31, 2023	$ 282,138	$ 46,902	$ 329,041
Additional Paid in Capital/(Capital Distribution)	-	-	-
Less: Net Profit/(Loss)	-	(103,146)	(103,146)
Balance at December 31, 2024	$ 282,138	$ (56,244)	$ 225,894

NUTRITHORITY LLC

Statements of Cash Flows (Unaudited)

	December 31, 2024	December 31, 2023
Operating activities		
Net income	(103,146)	49,482
Decrease in Inventory	56,223	2,518
Increase (decrease) in trades payables	(46,240)	32,449
Net cash Generated/(used) by operating activities	**(93,164)**	**84,449**
Investing activities		
Property and equipment	-	-
Net cash used in investing activities	-	-
Financing activities		
Net Proceeds from loan	-	-
Net Proceeds from capital contribution/(distribution)	-	-
Net cash from financing activities	-	-
Net (decrease) increase in cash and cash equivalents	(93,164)	84,449
Cash and cash equivalents at beginning of year	130,767	46,318
Cash and cash equivalents at end of year	**$ 37,604**	**$ 130,767**

See Independent Accountant's Review Report

Notes to Financial Statements December 31, 2024 *(unaudited)*

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

NUTRITHORITY LLC ("the Company") a subsidiary of R4 ventures LLC. R4 Ventures LLC is a partnership firm and owns 100% shares of the Company. The Company deals in Multi vitamin capsules, Protein powder and other dietary supplement.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line full- month convention method over the estimated useful lives of the assets.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of balance with bank.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

2. Related party transactions

The Company has paid $ 91,218 during the year 2024 & $104,702 during the year 2023 to Jared Ragsdale as Guaranteed Payment. Jared is Partner of R4 Ventures LLC the parent company of Nutrithority LLC.

3. Income Tax

As the company is 100% subsidiary of a partnership firm R4 Ventures LLC, Current and Deferred Tax Expenses is not provided for in the books

4. Prior Period Items

An adjustment of $6434 is made in 2023 Comparative as a credit to Insurance in PNL and equivalent debit to Trade/Other Payable in Balance sheet

5. Commitments and Contingencies

As of the date of issuance of financials, March 26, 2025, the company has no commitments or contingencies.

6. Subsequent Events

Management has evaluated subsequent events through March 26, 2025, the date on which the financial statements were available to be issued. The Company did not have any material recognizable subsequent events that would require adjustment to, or disclosure in, the financial statement.

See Independent Accountant's Review Report.
7